Exhibit 10.9

June 28, 2019

Dear Robert,

On behalf of Vor Biopharma Inc. (“VOR” or the “Company”), we are thrilled to offer you the following:

1.

You will be employed to serve on a full-time basis as President and Chief Executive Officer of the Company commencing on August 5, 2019 and during the period of your employment in such roles will serve as a member of the Board of Directors of the Company (the “Board”). As Chief Executive Officer, you will be responsible for undertaking such duties and responsibilities inherent in the position or otherwise assigned by the Board and will report directly to the Board. Your primary place of employment will be at the Company’s offices in Boston, Massachusetts, subject to such travel as may be necessary to fulfill your responsibilities.

2.

Your base salary will be at the annualized rate of $395,000, less all applicable taxes and withholdings, to be paid in accordance with VOR’s regular payroll practices (currently bi-monthly pay periods) and prorated for any partial period of service. Your base salary shall be subject to annual review and adjustment as approved by the Board.

3.

The Company will also pay you a signing bonus of $76,000, less applicable taxes and withholdings, to be paid at the time of your first regular salary payment after you have commenced employment. This signing bonus must be repaid in full should your employment with VOR cease due to your voluntary resignation (other than for Good Reason) or termination for Cause (as such terms are defined in Exhibit A hereto) during your first year of employment. The Company will be entitled (but not required) to deduct the amount of any such repayment obligations from any amounts otherwise payable to you by the Company or any of its affiliates.

4.

You will be eligible to receive an annual performance bonus beginning for calendar year 2019 based on the achievement of certain milestones, objectives or performance goals established by the Board after consultation with you. The Company will initially target the bonus at forty percent (40%) of your annual salary rate. The actual bonus payable is discretionary and will be subject to the Company’s assessment of your performance, as well as business conditions at the Company. Any bonus may be prorated to reflect a partial calendar year of your service and will be subject to approval by and adjustment at the discretion of the Board and the terms of any applicable bonus plan. Annual performance bonuses, if any, are typically paid between January 1st and March 15th of the calendar year following the calendar year for which they were earned and are subject in all events to continued employment through the payment date. The Company expects to review your job performance on an annual basis and will discuss with you the criteria which the Company will use to assess your performance for bonus purposes.

5.

Subject to the approval of the Board, but in no event later than thirty (30) days following your commencement date, you will be granted an option to purchase 4,979,201 shares of the Company’s common stock (the “Initial Option”), which is intended to represent approximately 4.75% of the capitalization of the Company on the date hereof, on an as-converted, fully-diluted basis. In addition, subject to the approval of the Board and your continued employment through the grant date, following the Milestone Closing (as defined in that certain Series A-2 Preferred Stock Purchase Agreement by and among the Company and the other parties thereto dated as of February 12, 2019, as the same may be amended and/or restated), you will be granted an additional option to purchase 2,628,194 shares of the Company’s common stock, which, together with the Initial Option, is intended to represent approximately 4.75% of the capitalization of the Company, on an as-converted, fully-diluted basis, following the Milestone Closing (together with the Initial Option, the “Options”). The Options will be granted pursuant to the Company’s 2015 Stock Incentive Plan or a successor equity plan (in either case, the “Plan”) and will be subject to the terms of the Plan and the applicable stock option agreements, which you will be required to sign. Each Option shall vest as 25% of the shares subject to the Option on the first anniversary of the applicable grant date, and as to the remaining 75% of the shares subject to the Option in thirty-six (36) equal installments monthly thereafter, subject to your continued service on each applicable vesting date, provided that each Option, to the extent then outstanding, shall vest in full in the event of a Change in Control (as defined in Exhibit A). The exercise price per share of each Option will be equal to the fair market value per share of the Company’s common stock on the date the Option is granted, as determined by the Board. Each Option shall include an “early exercise” provision, which shall entitle you to exercise all or a portion of the unvested portion of such Option and receive shares of restricted stock subject to the risk of forfeiture that lapses in accordance with the vesting schedule of the Option.

6.

In the event your employment is terminated for any reason, the Company shall pay to you the amount of any base salary earned, but not yet paid to you, prior to the date of such termination, and shall reimburse you for any expenses incurred by you through the date of termination, in accordance with paragraph 9 below. Further, in the event your employment is terminated either by the Company without Cause, or due to your resignation for Good Reason, or due to your death or Disability (as defined in Exhibit A), then subject to: (i) your execution and delivery of a general release of claims against the Company and its affiliates in substantially the form attached hereto as Exhibit B (a “Release”) that becomes effective and irrevocable within sixty (60) days following such termination of employment, (ii) your continued compliance with your Employee Proprietary Information and Inventions Assignment Agreement, (iii) your resignation from all positions and appointments with the Company and (iv) your return of all Company property, then you will be entitled to the following: (x) continued payment of your base salary at the rate in effect immediately prior to your date of termination during the period of time commencing on the termination date and ending on the first anniversary thereof (the “Severance Period”), payable in substantially equal installments in accordance with the Company’s standard payroll policies, less applicable withholdings; and (y) if you timely elect to receive continued healthcare coverage pursuant to the provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company shall directly pay, or reimburse you for, the premium for you and your covered dependents through the earlier of (A) the end of the Severance Period and (B) the date you and your covered dependents, if any, become eligible for healthcare coverage under another employer’s plan(s) (and you agree to promptly notify the Company of such eligibility), provided that if the Company determines that it cannot provide the foregoing benefit without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act) or incurring an excise tax, then, in lieu of the foregoing benefit, a taxable amount equal to each remaining Company subsidy payment will thereafter be paid to you in substantially equal monthly installments. Notwithstanding the foregoing, any payments payable to you hereunder prior to the Release becoming effective shall be made to you on the first regular payroll date occurring immediately after the Release becomes effective, provided that if the period during which you may deliver the Release begins in one year and ends in another, any such payments will in all events be made in the second year.

7.

While you are employed by VOR, you, and to the extent permitted thereby, your spouse and dependents, will be entitled to participate in such employee benefit plans generally made available to executive officers of the Company, subject to their terms and conditions.

8.

You will be entitled to four weeks of paid vacation per calendar year in accordance with the Company’s paid time off policies as in effect from time to time, to be taken at such times as may be approved in advance by VOR. Notwithstanding anything herein to the contrary, upon the termination of your employment for any reason whatsoever, the Company shall pay you for any unused but accrued days of vacation in accordance with applicable law or Company policy in effect from time to time.

9.

The Company shall reimburse you for all reasonable out-of-pocket expenses you incur during your employment in connection with the performance of your duties and obligations under this offer letter, according to the Company’s expense account and reimbursement policies in effect from time to time. Upon your submission of appropriate itemized proof and verification of reasonable and customary legal fees incurred by you in obtaining legal advice associated with the review, preparation, approval and execution of this offer letter, the Company shall reimburse you for, or pay on your behalf, up to $5,000 in the aggregate for all such legal fees.

10.

The Company requires that, as a full-time employee, you devote your full business time, attention, skill and efforts to the tasks and duties of your position as assigned by the Board. The Chairman of the Board will discuss with you and consider in good faith any request to engage in any outside professional and charitable activities, and you may engage in such activities upon his or her approval, provided that such activities do not interfere with or inhibit your duties to the Company.

11.	You agree to abide by the rules, regulations, instructions, personnel practices and policies of VOR and any changes therein which may be adopted from time to time.

12.

All payments hereunder will be subject to any required withholding of federal, state and local taxes pursuant to any applicable law or regulation, and the Company and its affiliates shall be entitled to withhold any and all such taxes from amounts payable hereunder.

13.	As a condition of employment, you will be required to execute the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit C.

14.

You represent that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into employment with VOR or carrying out your responsibilities at VOR, or which is in any way inconsistent with any of the terms of this offer letter.

15.

Your employment is conditioned on providing, and you agree to provide to VOR, within three (3) days of your date of hire, documentation proving your eligibility to work in the United States, as required by the Immigration Reform and Control Act of 1986. You may need a work visa in order to be eligible to work in the United States. If that is the case, your employment with VOR will be conditioned upon your obtaining a work visa in a timely manner as determined by VOR.

16.

Your employment by VOR shall be “at will.” This means that both VOR and you remain free to end the employment relationship for any reason, at any time, with or without Cause or notice. This letter is not to be construed as an agreement, either express or implied, to employ you for any guaranteed period of time, and shall in no way alter VOR’s policy of employment at-will. Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with VOR.

17.

The terms of this letter shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to conflict of laws principles that would result in the application of the laws of another state). Any action, suit or other legal proceeding arising under or relating to any provision of this letter shall be commenced only in a state or federal court located in Massachusetts, and you consent to the jurisdiction of such a court. This letter supersedes all prior understandings, whether written or oral, relating to the terms of your employment.

18.

This offer is contingent upon satisfactory completion of our employment process, including a standard credit and criminal background check. The necessary authorization form for this process will be sent to you under separate cover, with instructions.

19.

In the event that it shall be determined that any payments or benefits pursuant to this letter, when aggregated with any other right, payment or benefit to or for you under all other agreements or benefit plans of the Company or its affiliates, in each case as a result of or in connection with a Change in Control (together, the “Payments”), would not be deductible in whole or part by the Company or the person making such payment or distribution or providing such right or benefit as a result of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), then the Payments shall be reduced solely to the extent necessary to make the Payments deductible to the maximum extent possible (but only to such extent and after taking into account any reduction in the Payments relating to Section 280G of the Code under any other plan, arrangement or agreement),; provided, however, that the foregoing shall not apply to reduce the Payments if the Payments that would otherwise be nondeductible under Section 280G of the Code are disclosed to and approved by the Company’s stockholders in accordance with Section 280G(b)(5)(B) of the Code and the related regulations. For purposes of determining whether any of the Payments would not be deductible as a result of Section 280G of the Code and the amount of such disallowed deduction, all Payments will be treated as “parachute payments” within the meaning of Section 280G of the Code, and all “parachute payments” in excess of the “base amount” (as defined under Section 280G(b)(3) of the Code) shall be treated as nondeductible, unless and except to the extent that in the opinion of a nationally recognized accounting firm selected by the Company (the “Accountants”), such Payments (in whole or in part) either do not constitute “parachute payments,” including by reason of Section 280G(b)(4) of the Code, or are otherwise not subject to disallowance as a deduction. All determinations required to be made under this paragraph, including whether and which of the Payments are required to be reduced, the amount of such reduction and the assumptions to be utilized in arriving at such determination, shall be made by the Accountants.

20.

Notwithstanding anything in this letter to the contrary, no amount deemed deferred compensation subject to Section 409A of the Code and the regulations and guidance promulgated thereunder (collectively, “Section 409A”) shall be payable pursuant to this letter unless your termination of employment constitutes a “separation from service” with the Company within the meaning of Section 409A (a “Separation from Service”). Notwithstanding anything in this letter to the contrary, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Section 409A, to the extent delayed commencement of any portion of the benefits to which you are entitled under this letter is required in order to avoid a prohibited distribution under Section 409A, such portion of your benefits shall not be provided to you prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Section 409A period, all payments deferred pursuant to the preceding sentence will be paid in a lump-sum to you (or your estate or beneficiaries), and any remaining payments due to you under this letter shall be paid as otherwise provided herein. For purposes of Section 409A, your right to receive any installment payments under this letter will be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment. To the extent that any payments or reimbursements provided to you under this letter are subject to Section 409A, such amounts shall be paid or reimbursed to you not later than December 31 of the year following the year in which the expense was incurred. The amount of any reimbursements in one year shall not affect the amount of reimbursements in any other year, and your right to such payments or reimbursement shall not be subject to liquidation or exchange for any other benefit. You acknowledge and agree that it is your sole responsibility to timely substantiate any such expenses in order to ensure timely payment in accordance with the foregoing and the applicable requirements of Section 409A. Except as otherwise permitted under Section 409A, no payment hereunder shall be accelerated or deferred unless such acceleration or deferral would not result in additional tax or interest pursuant to Section 409A.

If you find the terms of this offer acceptable, please sign and return a copy of this letter, as well as the Employee Proprietary Information and Inventions Assignment Agreement attached hereto as Exhibit C.

I am excited to have you join the VOR team, and I very much look forward to working together to build VOR into a world-class biotechnology company.

Sincerely,

VOR Biopharma Inc.

By:	/s/ Kush M. Parmar
Name:	Kush M. Parmar, MD, PhD
Title:	Executive Chairman

The foregoing correctly sets forth the terms of my at-will employment with the Company. I am not relying on any representations other than those set forth above.

/s/ Robert Ang	06/28/2019
Robert Ang	Date

EXHIBIT A

Definitions

“Cause” means: (i) your commission of an act of embezzlement, fraud, theft or misappropriation of assets or property (tangible or intangible) of the Company or its affiliates; (ii) your gross misconduct or gross negligence in the performance of your duties or obligations hereunder, (iii) the Board’s good faith determination that you have failed or refused to (A) follow policies or the lawful directives established by the Board or (B) perform your duties or obligations hereunder (other than any such failure or refusal resulting from your physical or mental incapacity), in each case after a written notice of such failure or refusal and your inability to cure such failure or refusal to the reasonable satisfaction of the Board following a thirty (30) day opportunity to cure, (iv) your conviction or indictment for, or entry of a pleading of guilty or no contest to, a felony or any crime involving moral turpitude or (v) your material breach of any material agreement with the Company or its affiliates, including this offer letter or your Employee Proprietary Information and Inventions Assignment Agreement.

“Change in Control” means: (i) a merger or consolidation of the Company with or into any other corporation or other entity or person, (ii) a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets, or (iii) any other transaction, including the sale by the Company of new shares of its capital stock or a transfer of existing shares of capital stock of the Company, the result of which is that a third party that is not an affiliate of the Company or its stockholders (or a group of third parties not affiliated with the Company or its stockholders) immediately prior to such transaction acquires or holds capital stock of the Company representing a majority of the Company’s outstanding voting power immediately following such transaction; provided that the following events shall not constitute a “Change in Control”: (A) a transaction (other than a sale of all or substantially all of the Company’s assets) in which the holders of the voting securities of the Company immediately prior to the merger or consolidation hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation; (B) a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of the Company’s assets to an affiliate of the Company; (C) an initial public offering of any of the Company’s securities or any other transaction or series of related transactions principally for bona fide equity financing purposes; (D) a reincorporation of the Company solely to change its jurisdiction; or (E) a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held the Company’s securities immediately before such transaction.

“Disability” means your inability to perform the essential functions of your positions hereunder for a total of three (3) months during any rolling twelve (12)-month period as a result of incapacity due to mental or physical illness as determined by a physician selected by the Company or its insurers and acceptable to you or your legal representative, with such agreement as to acceptability not to be unreasonably withheld or delayed, and which inability cannot be reasonably accommodated by the Company without undue hardship.

Your resignation for “Good Reason” means your resignation within ninety (90) days after any of the following events, unless you consent in writing to the applicable event: (i) a material reduction in your annual base salary, other than a reduction that is implemented in connection with a contemporaneous and proportionate reduction in annual base salaries affecting other senior executives of the Company, (ii) a material diminution of your titles or duties, other than in connection with a corporate transaction where you continue to hold your position (as determined immediately prior to the corporate transaction) with respect to the Company’s business, substantially as such business exists prior to the date of consummation of such corporate transaction, but do not hold such position with respect to the successor corporation, or (iii) the relocation by the Company of your primary place of employment to a location more than thirty (30) miles from the Boston, Massachusetts metropolitan area. Notwithstanding the foregoing, no Good Reason will have occurred unless and until (a) you have provided the Company, within thirty (30) days of your knowledge of the occurrence of the facts and circumstances underlying the Good Reason event, written notice stating with reasonable specificity the applicable facts and circumstances underlying such finding of Good Reason; (b) you have provided the Company with an opportunity to cure the same within thirty (30) days after the receipt of such notice and (c) the Company has failed to cure the same within such thirty (30) day period.

EXHIBIT B

Form of Release

EXHIBIT C

Employee Proprietary Information and Inventions Assignment Agreement